CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

VICINAY
5 t

AYA GOLD & SILVER INC.

GOLD & SILVER

Management’s responsibilities over financial reporting
The Condensed Interim Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the responsibility of the Corporation’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards (“IFRS") as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgment based on information currently available at the date the financial statements are available for issuance.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com

Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of US dollars - unaudited)

	March 31, 2026	December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents (Note 16)	171,670	136,322
Trade and other receivables	18,340	33,811
Sales taxes receivable	25,572	22,864
Inventories (Note 4)	35,369	34,595
Deposit in trust	-	314
Restricted cash	-	1,750
Prepaid expenses and security deposits	5,635	2,794
Equity investment	289	-
Options contracts (Note 16)	72	-
	256,947	232,450
Non-current
Restricted cash (Note 16)	16,410	16,412
Non-refundable deposits to suppliers	4,304	3,390
Deferred tax assets	4,155	5,187
Investment in associate (Note 6)	6,608	6,969
Deferred financing fees	-	173
Property, plant and equipment (Note 5)	245,468	251,973
Exploration and evaluation assets (Note 6)	124,495	115,179
TOTAL ASSETS	658,387	631,733
LIABILITIES
Current
Accounts payable and accrued liabilities	64,566	69,407
Current portion of long-term debt (Note 7)	28,571	28,571
Income tax payable	20,296	19,898
Balance of purchase price payable	1,600	1,643
Current portion of lease liabilities	535	357
Options contracts (Note 16)	-	174
	115,568	120,050
Non-current
Lease liabilities	1,516	1,009
Long-term debt (Note 7)	69,622	83,606
Asset retirement obligations	2,965	3,244
TOTAL LIABILITIES	189,671	207,909
EQUITY
Share capital (Note 8)	435,219	431,426
Equity reserves	19,409	26,672
Retained earnings (deficit)	3,711	(44,447)
	458,339	413,651
Non-controlling interests	10,377	10,173
TOTAL EQUITY	468,716	423,824
TOTAL LIABILITIES AND EQUITY	658,387	631,733
Contingent liability (Note 20)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	1

Condensed Interim Consolidated Statements of Comprehensive Income
(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Revenue (Note 11)	117,274	33,831
Cost of sales (Note 12)(1)	33,515	23,584
Gross profit	83,759	10,247
Expenses
General and administrative expenses (Note 13)(2)	3,483	2,875
General and administrative expenses – Share-based payments (Note 13)(2)	2,691	4,044

Operating income	77,585	3,328
Net finance (expense) income (Note 13)	(934)	7,336
Share of loss in associate, net of tax (Note 6)	(361)	-

Net income before income taxes	76,290	10,664
Income tax expense	27,757	3,734

Net income	48,533	6,930
Net income attributable to
Equity holders of Aya Gold & Silver Inc.	48,329	6,930
Non-controlling interests	204	-
Net income	48,533	6,930
Other comprehensive (loss) income
Items that will subsequently be reclassified to net income
Foreign currency translation adjustment	(9,273)	1,663
Net change in fair value of equity investment	(19)	-

Comprehensive income	39,241	8,593

Basic income per common share (Note 18)	0.34	0.05
Diluted income per common share (Note 18)	0.33	0.05
Weighted average number of shares - basic (Note 18)	143,249,902	131,275,425
Weighted average number of shares - diluted (Note 18)	148,594,338	136,646,870
(1) Included in cost of sales is share-based payments expense of $643 during the three-month period ended March 31, 2026 ($305 during the three-month period ended March 31, 2025).
(2) For the three-month period ended March 31, 2026, general and administrative expense has been disaggregated as two separate line items, and the comparative financial information has been reclassified to conform to the current year presentation (Note 13). This reclassification has no effect on the 2025 reported net income.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	2

Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in thousands of US dollars - unaudited)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus (a)	Accumulated other comprehensive (loss) income (b)	Equity Reserves	(Deficit) retained earnings attributable to equity holders of Aya Gold & Silver Inc.	Non-controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2025	142,014,007	431,426	39,159	(12,487)	26,672	(44,447)	10,173	423,824
Exercise of options (Note 8)	947,540	3,608	(1,306)	-	(1,306)	-	-	2,302
Share issued for vested units (Note 8)	25,000	185	(185)	-	(185)	-	-	-
Share-based payments (Note 9)	-	-	3,520	-	3,520	-	-	3,520
Deferred tax relating to share issue costs	-	-	-	-	-	(171)	-	(171)
	142,986,547	435,219	41,188	(12,487)	28,701	(44,618)	10,173	429,475
Net income	-	-	-	-	-	48,329	204	48,533
Other comprehensive loss	-	-	-	(9,292)	(9,292)	-	-	(9,292)
Comprehensive (loss) income	-	-	-	(9,292)	(9,292)	48,329	204	39,241
Balance as at March 31, 2026	142,986,547	435,219	41,188	(21,779)	19,409	3,711	10,377	468,716

Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
Exercise of options (Note 8)	20,000	36	(16)	-	(16)	-	-	20
Share-based payments (Note 9)	-	-	4,604	-	4,604	-	-	4,604
	130,790,053	323,184	30,740	(27,092)	3,648	(75,732)	5	251,105
Net income	-	-	-	-	-	6,930	-	6,930
Other comprehensive income	-	-	-	1,663	1,663	-	-	1,663
Comprehensive income	-	-	-	1,663	1,663	6,930	-	8,593
Balance as at March 31, 2025	130,790,053	323,184	30,740	(25,429)	5,311	(68,802)	5	259,698
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, restricted share units, performance share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive (loss) income reserve records the gains and losses arising from the translation of the Corporation and its subsidiaries' Financial Statements to the presentation currency.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars - unaudited)

	Three-month periods ended
	March 31,
	2026	2025
Cash flows provided by (used in)	$	$
OPERATING ACTIVITIES
Net income	48,533	6,930
Adjustments for non-cash items
Depreciation and depletion of property, plant and equipment (Note 12 and Note 13)	7,006	3,681
Share-based payments recorded in net income (Note 9)	3,334	4,349
Loss (gain) on foreign currency translation	1,798	(9,305)
Finance costs related to long-term debt recorded in net income (Note 13)	2,097	-
Share of loss in associate (Note 6)	361	-
Accretion expense (Note 13)	54	42
Deferred income taxes	811	2,139
Change in fair value of options contracts (Note 16)	(72)	(24)
	63,922	7,812
Changes in working capital items (Note 17)	6,253	114
	70,175	7,926
INVESTING ACTIVITIES
Net change in restricted cash (Note 7)	1,750	-
Deposits to suppliers for capital expenditures	(1,352)	(1,407)
Additions of property, plant and equipment (Note 5 and Note 17)	(2,687)	(6,728)
Deposit in trust	314	-
Equity investment	(289)	-
Additions to exploration and evaluation assets (Note 6 and Note 17)	(14,066)	(7,820)
	(16,330)	(15,955)
FINANCING ACTIVITIES
Repayment of lease liabilities	(172)	(100)
Repayment of debt principal (Note 7)	(14,286)	-
Payment of borrowing costs on long-term debt (Note 7)	(5,077)	(4,626)
Proceeds from exercise of options (Note 9)	2,302	20
	(17,233)	(4,706)

Effect of exchange rate changes on cash in foreign currencies	(1,264)	110

Net change in cash and cash equivalents	35,348	(12,625)
Cash and cash equivalents, beginning of period	136,322	30,944
Cash and cash equivalents, end of period	171,670	18,319
Supplemental cash flow information (Note 17)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	4

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)

1. GENERAL INFORMATION
Aya Gold & Silver Inc. (“Aya” or the “Corporation”) is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and its common shares trade on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “AYA”.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Board of Directors approved and authorized for issue these consolidated financial statements on May 13, 2026.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments;
(v)Non-controlling interest which is initially measured at the proportionate share of the acquiree’s identifiable net assets as at the date of acquisition;
(vi)Investment in an associate: the Corporation accounts for its investment in an associate using the equity method. Under the equity method, the Corporation’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net income/loss and other comprehensive income/loss of the investee, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the investee's reserves, and for impairment losses after the initial recognition date. The Corporation's share of earnings or losses of its investee is recognized in the Corporation’s statement comprehensive income during the year; and
(vii)Equity investment, which is measured at fair value using quoted market prices in active markets and the changes in fair value are accounted for in other comprehensive income pursuant to an election made by the Company for an equity investment that is not held for trading purposes.
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Consolidation, functional and presentation currency
The functional currency of Aya is the Canadian dollar. The functional currency of the Corporation and its subsidiaries have remained unchanged during the reporting year. The Corporation’s presentation currency is the US dollar.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	5

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Material accounting policies
These condensed interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2025 except for this accounting policy that was adopted during the period ended March 31, 2026.
Performance share units
The Corporation grants performance share units (“PSUs”) to certain officers and employees. PSUs vest over a three-year performance period based solely on the Corporation’s relative performance ranking against a defined peer group, expressed in quartiles over the performance period, with the number of shares issued ranging from 0% to 200% of the PSUs granted.
The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model and is recognized as share-based compensation expense over the vesting period, with a corresponding increase to contributed surplus. The grant date fair value reflects the probability-weighted outcome of the market-based performance condition. The valuation also incorporates market-based modifiers, including the impact of the Corporation’s share price performance over the performance period, where applicable. Accordingly, compensation expense is not adjusted for actual performance outcomes. The expense is adjusted only for estimated forfeitures.
Upon vesting, the amount previously recognized in contributed surplus is reclassified to share capital.
4. INVENTORIES

	March 31, 2026	December 31, 2025
	$	$
Mining supplies	19,558	20,549
Silver ingots	1,777	3,809
Silver & gold concentrate	412	93
Silver in circuit	1,081	700
Ore stockpile	12,541	9,444
	35,369	34,595

For the three-month period ended March 31, 2026, the Corporation recognized $28,037 ($21,767 for the three-month period ended March 31, 2025) of inventory costs in cost of sales.
5. PROPERTY, PLANT AND EQUIPMENT
The majority of properties, plant and equipment are located in Morocco and are related to the Zgounder mine. As at March 31, 2026, the Corporation determined that there were no material events or changes in circumstances indicating that the carrying amount of property, plant and equipment may not be recoverable.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	6

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
5. PROPERTY, PLANT AND EQUIPMENT (continued)

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at January 1, 2025	10,859	223,816	15,838	1,674	252,187
Additions	483	12,244	11,081	195	24,003
Transfers	473	17,616	(18,089)	-	-
Liquidated damages related to mine expansion (Note 20)	-	(7,219)	-	-	(7,219)
Asset retirement obligation	-	131	-	-	131
Foreign exchange	1,190	24,735	1,178	136	27,239
As at December 31, 2025	13,005	271,323	10,008	2,005	296,341
Additions	59	1,371	5,077	873	7,380
Transfers	56	9,091	(9,147)	-	-
Disposals	-	(990)	-	-	(990)
Asset retirement obligation	-	(254)	-	-	(254)
Foreign exchange	(338)	(7,174)	(196)	(67)	(7,775)
As at March 31, 2026	12,782	273,367	5,742	2,811	294,702

Accumulated depreciation
As at January 1, 2025	3,072	17,400	-	510	20,982
Depreciation	1,585	18,888	-	358	20,831
Foreign exchange	359	2,140	-	56	2,555
As at December 31, 2025	5,016	38,428	-	924	44,368
Depreciation	357	6,583	-	148	7,088
Disposals	-	(990)	-	-	(990)
Foreign exchange	(136)	(1,071)	-	(25)	(1,232)
As at March 31, 2026	5,237	42,950	-	1,047	49,234
Carrying amounts
At December 31, 2025	7,989	232,895	10,008	1,081	251,973
At March 31, 2026	7,545	230,417	5,742	1,764	245,468
Assets under construction at March 31, 2026 are located in Morocco and represent expenditures for the construction and development of assets which the Corporation expects to put into production by the end of 2026.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	7

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6. EXPLORATION AND EVALUATION ASSETS AND INVESTMENT
During the three-month periods ended March 31, 2026 and 2025, changes in exploration and evaluation assets were as follows:

	March 31, 2026	December 31, 2025
	$	$
Rights on mining properties
Balance, beginning of the period	6,792	5,554
Additions	-	715
Foreign exchange	(180)	523
Balance, end of the period	6,612	6,792

Deferred exploration and evaluation expenses
Balance, beginning of the period	108,387	62,350
Impairment recovery	-	3,987
Disposal of exploration and evaluation asset	-	(5,517)
Additions:
Drilling, sampling, geology, and others	12,054	39,816
Borrowing costs	370	699
Foreign exchange	(2,928)	7,052
Balance, end of the period	117,883	108,387

Total	124,495	115,179
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Imiter Bis, Azegour, Tirzzit, and Zgounder Regional projects. The following schedule represents the Corporation’s exploration and evaluation expenses:

	March 31, 2026
	Boumadine	Zgounder Regional	Tirzzit	Others	Total
	$	$	$	$	$
Opening Balance	99,154	9,782	4,744	1,499	115,179
Drilling, sampling, geology, and others	11,842	212	-	-	12,054
Borrowing costs	370	-	-	-	370
Foreign exchange	(2,731)	(249)	(89)	(39)	(3,108)
Closing Balance	108,635	9,745	4,655	1,460	124,495

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	8

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6. EXPLORATION AND EVALUATION ASSETS AND INVESTMENT (continued)

	December 31, 2025
	Boumadine	Zgounder Regional	Tirzzit	Amizmiz	Others	Total
	$	$	$	$	$	$
Opening Balance	53,721	6,991	4,845	990	1,357	67,904
Additions to mining rights	715	-	-	-	-	715
Drilling, sampling, geology, and others	37,687	2,032	-	97	-	39,816
Borrowing costs	699	-	-	-	-	699
Impairment (loss) recovery on exploration and evaluation assets	-	-	(395)	4,382	-	3,987
Disposal of exploration and evaluation assets	-	-	-	(5,517)	-	(5,517)
Foreign exchange	6,332	759	294	48	142	7,575
Closing Balance	99,154	9,782	4,744	-	1,499	115,179
Deconsolidation of Amizmiz project in Mx2 Maroc SARLAU, and investment in associate
Effective April 15, 2025, the Corporation transferred its rights to the Amizmiz gold project by selling Amizmiz International Holding and Mx2 Maroc SARLAU, wholly owned subsidiaries of the Corporation to Mx2 Mining Inc. ("Mx2"). As consideration for the transaction, the Corporation received 20,000,000 shares of Mx2 priced at C$0.50 per share for a total of C$10,000 ($7,210).
In conjunction with the transaction, Mx2 also completed a brokered private placement for gross proceeds of C$16,000 priced at C$0.50 per unit of which the Corporation participated for C$1,000 ($721) and obtained 2,000,000 shares of Mx2.
As a result, the Corporation holds 22,000,000 common shares of Mx2's outstanding 52,000,001 shares, an interest of 42.3% in Mx2. Management determined it has significant influence but not control over Mx2 and began to account for the investment using the equity method from the date of the transaction.
The Corporation derecognized the net assets of $1,000 in Amizmiz International Holding and Mx2 Maroc SARLAU from its consolidated statement of financial position at the date of the transaction, which was comprised of the following table:

$
Current assets
Prepaid expenses and security deposits	9
Sales taxes receivable	4
Non-current assets
Exploration and evaluation assets	1,135
Current Liabilities
Accounts payable and accrued liabilities	(148)
Total net assets	1,000
The Corporation recognized the equity interest received in Mx2 for the net assets sold at fair value, recording it as an investment in an associate at $7,210 as of the transaction date, April 15, 2025. Consequently, the fair value exceeded the carrying amount of the project thereby resulting in a gain on the disposition of the Amizmiz project.
However, in 2014, the Corporation fully impaired the Amizmiz project and an impairment loss of $4,382 (C$6,077) was recorded in the consolidated statement of comprehensive loss at that time. As a result of the sale in 2025, the Corporation reversed this impairment loss recorded from 2014 and recorded a net gain on sale of Amizmiz project of $1,828. The following table details the gain on sale:

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	9

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6. EXPLORATION AND EVALUATION ASSETS AND INVESTMENT (continued)

$
Fair value of consideration received	7,210
Carrying amount of consolidated Amizmiz International Holding entity	(1,000)
Recovery of impairment on Amizmiz project	(4,382)
Gain on sale of Amizmiz project	1,828
Investment in associate:

$
Balance as of December 31, 2025	6,969
Share of loss in associate for the period	(361)
Balance as at March 31, 2026	6,608
Presented below is the summarized financial information pertaining to the investment in the associate, reflecting 100% of the relevant figures of the underlying associate. In addition, the Corporation’s proportional share of these figures, corresponding to its ownership interest in Mx2, is also disclosed.

$
Non-current assets	7,945
Current assets	7,720
Non-current liabilities	(130)
Current liabilities	(290)
Net assets as at March 31, 2026	15,245
Share of net assets before adjustments - 42.3%	6,449
Adjustments of net assets related to accounting policy adjustments	116
Carrying amount of the investments	6,565

Net loss for the three-month period ended March 31, 2026 - 100%	(1,127)
Share of loss in associate before adjustments - 42.3%	(477)
Adjustments of net loss related to accounting policy adjustments	116
Net loss from investment in associate	(361)
Comprehensive loss from investment in associate	(361)
7. LONG-TERM DEBT
European Bank for Reconstruction and Development loan - Zgounder Expansion
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing facility with the European Bank for Reconstruction and Development (“EBRD”) (the “Facility”) to provide financing for the Zgounder expansion of up to $100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari-passu with the EBRD) by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 1% for the CTF Tranche. Payments are made bi-annually in January 19 and July 19. The loan's first principal payment was paid during the three-month period ended March 31, 2026.
All debt under the loan are guaranteed by the Corporation and its subsidiaries and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, ZMSM. The loan is subject to adherence to debt covenants. As at March 31, 2026, ZMSM was in compliance with its financial covenants.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	10

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
7. LONG-TERM DEBT (continued)
As at March 31, 2026, the expansion has reached financial completion, as defined in the Facility, and therefore the cost overrun account was liberated and replaced with a Debt Service Reserve Account (“DSRA”) and a fixed amount of $16,250 for the duration of the loan, continues to be classified as restricted cash.
European Bank for Reconstruction and Development loan - Boumadine project
On June 23, 2025, the Corporation entered into another separate credit agreement for a corporate financing facility with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% per annum, with interest payable semi-annually on January 19 and July 19. The loan is repayable in full on the second anniversary of the agreement date (June 23, 2027). The debt is unsecured as at March 31, 2026. The loan is subject to adherence to debt covenants under certain conditions. As at March 31, 2026, the financial covenants do not apply as they become effective from the earlier of the date on which EBRD ceases to be a lender under the Zgounder expansion debt or the date on which all amounts outstanding under that facility are fully repaid and discharged. Both have not occurred at quarter-end.
Subsequent to quarter end, the remaining portion of $10,000 was cancelled and is no longer available for drawdown. As a result, deferred financing fees previously recorded on the statement of financial position in respect of the undrawn portion were expensed during the three-month period ended March 31, 2026.
Both long-term debts have been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the long-term debt using the effective interest rate method.

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of the period	116,708	99,928
Drawdown in cash	-	15,000
Repayment of debt principal	(14,286)	-
Payments of interest and fees	(5,077)	(9,002)
Interest expense	2,467	10,990
Transaction costs	-	(208)
Balance, end of the period	99,812	116,708
Current portion of long-term debt	(28,571)	(28,571)
Interest payable and commitment charges, presented in accounts payable and accrued liabilities	(1,619)	(4,531)
Long-term debt	69,622	83,606
The contractual repayments of principal related to the long-term debt for the forthcoming years:

	Carrying Amount	Contractual cash flows	2026	2027	2028	2029
	$	$	$	$	$	$
Long-term debt (excluding interest)	98,193	100,714	14,285	43,571	28,571	14,287
8. SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common Shares
As at March 31, 2026, the Corporation had 142,986,547 issued and outstanding common shares (December 31, 2025 - 142,014,007).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	11

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
8. SHARE CAPITAL (continued)
Transactions during the three-month period ended March 31, 2026:
•A total of 817,540 (of which 717,540 by directors and officers of the Corporation) share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$1,169 ($841) and ascribed value reclassification of C$961 ($691) from contributed surplus to share capital.
•A total of 130,000 share purchase options were exercised for a strike price of C$15.63 for total proceeds of C$2,032 ($1,461) and ascribed value reclassification of C$853 ($615) from contributed surplus to share capital.
•A total of 15,000 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$10.17 for an ascribed value reclassification of C$153 ($112) from contributed surplus to share capital.
•A total of 10,000 common shares were issued upon vesting of deferred share units during the period at an issued price of C$10.00 for an ascribed value reclassification of C$100 ($73) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s share price was C$22.85 ($16.43).
Transactions during the three-month period ended March 31, 2025:
•A total of 20,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$29 ($20) and ascribed value reclassification of C$23 ($16) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s share price was C$11.74 ($8.14).
9. SHARE-BASED PAYMENTS
Share purchase options
The Corporation’s incentive share purchase option plan (the “Plan”) which provides that the Board of Directors of the Corporation may, from time to time, in its discretion, and in accordance with the TSX policies, grant to directors, officers, employees and consultants to the Corporation, non-transferable share purchase options to purchase common shares of the Corporation, provided that the number of common shares issuable under the Plan, combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the outstanding common shares as at the date of any grant of options. The vesting period for the share purchase options is determined at the discretion of the Corporation’s Board of Directors at the time the share purchase options are granted. The stock options granted prior to 2024 vested on an annual pro-rata basis over two years with one-third vesting on the date of grant. The stock options granted in 2024 and 2025 vest on an annual pro-rata basis evenly over three years for which accelerated compensation expense is recorded to reflect the service period of each tranche of the award.
The outstanding share purchase options and their exercise price in Canadian dollars as at March 31, 2026 and as at December 31, 2025 are summarized as follows:

	Three-month period ended		Year ended
	March 31, 2026		December 31, 2025
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the period	10,069,451	9.30	9,589,451	9.02
Granted	-	-	500,000	14.45
Exercised	(947,540)	3.38	(20,000)	1.43
Balance, end of the period	9,121,911	9.92	10,069,451	9.30
Exercisable	5,288,578	5.89	6,236,118	5.51
(1)Weighted average exercise price in Canadian dollars.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	12

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	March 31, 2026
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	3,303,944	3,303,944	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	4,870,000	1,536,667	15.63
November 10, 2035	500,000	-	14.45
	9,121,911	5,288,578

	December 31, 2025
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,121,484	4,121,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	1,666,667	15.63
November 10, 2035	500,000	-	14.45
	10,069,451	6,236,118
Share-based payments of $2,114 were recognized during the three-month period ended March 31, 2026 ($3,447 during the three-month period ended March 31, 2025) included in the following line items:

	Three-month periods ended
	March 31,
	2026	2025
	$	$
General and administrative expenses	1,496	3,055
Cost of sales	495	189
Property, plant and equipment	-	57
Exploration and evaluation assets	123	146
	2,114	3,447
Restricted share units
The RSU Plan provides for a maximum number of common shares available combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the Corporation’s issued and outstanding common shares. The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	13

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
The outstanding RSUs as at March 31, 2026 and as at December 31, 2025 are as follows:

	Three-month period ended		Year ended
	March 31, 2026		December 31, 2025
	Number	C$(2)	Number	C$(2)
Balance, beginning of the period	1,186,870	10.76	1,120,750	9.97
Granted	153,496	22.42	413,210	11.47
Settled	(15,000)	10.17	(324,202)	8.96
Forfeited	(981)	22.95	(22,888)	10.63
Balance, end of the period	1,324,385	12.10	1,186,870	10.76
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $980 were recognized during the three-month period ended March 31, 2026, ($884 during the three-month period ended March 31, 2025) as included in the following line items:

	Three-month periods ended
	March 31,
	2026	2025
	$	$
General and administrative expenses	772	716
Cost of sales	135	116
Property, plant and equipment	-	11
Exploration and evaluation assets	73	41
	980	884
Performance share units
During the three-month period ended March 31, 2026 the Corporation began issuing PSUs designed for the benefit of certain officers and employees. PSUs are issued within the RSU Plan. Eligible participants are entitled to receive shares contingent upon the attainment of specified performance criteria over a vesting period determined by the Board of Directors. The number of shares receivable shall be 0% to 200% of the PSUs awarded. The determination of the final number of shares is subject to the relative performance of the Corporation’s share price against that of the selected peers, as established by the relevant performance criteria. The applicable multiplier is determined by the degree to which the established performance objectives have been fulfilled.
PSU grants, when vested, can be settled in cash or common shares at the Corporation's sole discretion. The PSUs are accounted for as equity settled instruments as the Company does not expect any cash settlements.
During the three-month period ended March 31, 2026, the Corporation granted 80,174 PSUs at C$22.95 to officers and employees. The fair value was determined to be $2,613 by using a risk-neutral Monte Carlo simulation based on a correlation to the designated peers. The model used historical share price volatility ranging from 33% to 81% for the group, and a Canadian risk-free annual interest rate of 2.85%. The fair value is being recognized over the vesting period.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	14

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
The outstanding PSUs as at March 31, 2026 and as at December 31, 2025 are as follows:

	Three-month period ended		Year ended
	March 31, 2026		December 31, 2025
	Number	C$(3)	Number	C$(3)
Balance, beginning of the period	-	-	-	-
Granted	80,174	22.95	-	-
Balance, end of the period	80,174	22.95	-	-
Vested	-	-	-	-
(3) Weighted average fair value in Canadian dollars at grant date.

January 20, 2026

Awards Granted	80,174
Weighted average fair value of awards	32.59 C$
Grant Price	22.95 C$
Volatility	33.2% - 80.9%
Risk Free Rate	2.85%
Dividend Yield	0%
Expected Life	3 years
Share-based payments of $159 were recognized during the three-month period ended March 31, 2026, ($nil during the three-month period ended March 31, 2025) as included in the following line items:

	Three-month periods ended
	March 31,
	2026	2025
	$	$
General and administrative expenses	139	-
Cost of sales	13	-
Exploration and evaluation assets	7	-
	159	-
Deferred share units
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the Corporation’s issued and outstanding common shares. All the amount of DSUs granted will be settled on termination of service.
Pursuant to the terms of the DSU Plan, Directors will receive, on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSU’s as at March 31, 2026 and as at December 31, 2025 are as follows:

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	15

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)

	Three-month period ended		Year ended
	March 31, 2026		December 31, 2025
	Number	C$(4)	Number	C$(4)
Balance, beginning of the period	424,597	10.78	457,124	9.85
Granted	19,792	18.47	99,430	13.98
Settled	(10,000)	10.00	(131,957)	9.97
Balance, end of the period	434,389	11.15	424,597	10.78
Exercisable	-	-	-	-
(4) Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $284 were recognized in general and administrative expenses during the three-month period ended March 31, 2026, ($273 during the three-month period ended March 31, 2025).
10. SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.
For the three-month periods ended March 31, 2026 and 2025, the Corporation's operating segments include the production segment, with its Zgounder silver project in Morocco. In 2025, the Corporation started the reclaiming and sale of its historical pyrite stockpile at Boumadine which represents a separate segment in 2025. All other properties are in the "non-producing properties" segment (i.e. referred to as Exploration, evaluation and development segment) for the three-month periods ended March 31, 2026 and 2025. Corporate consists primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating income. Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	March 31, 2026
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	254,642	421,275	162,825
Exploration, evaluation and development - Boumadine	109,047	117,143	24,693
Exploration, evaluation and development - Others	15,875	15,910	375
Corporate	21,876	104,059	1,778
Total per consolidated statement of financial position	401,440	658,387	189,671

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	16

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
10. SEGMENTED INFORMATION (continued)

	December 31, 2025
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	257,333	386,910	178,390
Exploration, evaluation and development - Boumadine	99,692	102,123	23,464
Exploration, evaluation and development - Others	16,042	16,047	2,165
Corporate	26,216	126,653	3,890
Total per consolidated statement of financial position	399,283	631,733	207,909
As at March 31, 2026, all production and exploration, evaluation and development segments are located in Morocco. Corporate is based in Canada.

Three-month periods ended March 31, 2026 and 2025		Revenue	Cost of sales	G&A expenses	Operating income (loss)
		$	$	$	$
Production - Zgounder	2026	114,774	32,917	903	80,954
	2025	33,831	23,584	766	9,481
Exploration - Boumadine	2026	2,500	598	24	1,878
	2025	-	-	-	-
Exploration - Others	2026	-	-	-	-
	2025	-	-	50	(50)
Corporate unallocated costs	2026	-	-	5,247	(5,247)
	2025	-	-	6,103	(6,103)
Consolidated	2026	117,274	33,515	6,174	77,585
	2025	33,831	23,584	6,919	3,328
Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the three-month periods ended March 31, 2026 and 2025.
11. ADDITIONAL INFORMATION ON THE NATURE OF REVENUE
The following is a breakdown of the nature of revenue included in sales for the three-month periods ended March 31, 2026 and 2025.

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Silver ingots	115,042	28,874
Silver concentrate	-	5,410
Pyrite concentrate	2,500	-
Gross revenue from precious metals	117,542	34,284
Less: treatment, smelting, and refining costs	(268)	(453)
	117,274	33,831
The Corporation’s sales are with three clients (2025 – three clients) located in Switzerland.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	17

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
12. ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the three-month periods ended March 31, 2026 and 2025.

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Production costs	21,606	18,354
Share-based payments (Note 9)	643	305
Freight outbound	881	272
Royalties	3,496	1,015
Depreciation and depletion	6,889	3,638
	33,515	23,584
13. ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the three-month periods ended March 31, 2026 and 2025.

	Three-month periods ended
	March 31,
General and administrative expenses	2026	2025
	$	$
Salaries and benefits	1,521	1,123
Consulting fees	692	574
Investor relations	380	277
Depreciation	117	43
Office	355	289
Professional fees	352	559
Reporting issuer costs	66	10
General and administrative expenses	3,483	2,875
General and administrative expenses - Share-based payments (Note 9)	2,691	4,044
	6,174	6,919

	Three-month periods ended
	March 31,
Finance (expense) income	2026	2025
	$	$
Change in fair value of options contracts	72	24
Finance costs on long-term debt	(2,097)	(2,714)
Interest income	1,137	508
Gain on foreign exchange	8	9,560
Accretion expense	(54)	(42)
	(934)	7,336

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	18

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
13. ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME COMPONENTS (continued)

	Three-month periods ended
	March 31,
Expenses recognized for employee benefits (including capitalized amounts)	2026	2025
	$	$
Salaries and fringe benefits	6,468	4,527
Share-based payments (Note 9)	3,253	4,331
	9,721	8,858
14. CAPITAL MANAGEMENT
The Corporation defines capital as long-term debt and total equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal. Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at March 31, 2026, managed capital is $556,532 (December 31, 2025 - $525,828) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the Corporation’s capital management approach during the period.

	March 31,	December 31
	2026	2025
	$	$
Long-term debt (including current portion)	98,193	112,177
Total equity before non-controlling interest	458,339	413,651
	556,532	525,828
15. FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the three-month periods ended March 31, 2026 and 2025. The Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations. The Corporation’s financial assets exposed to credit risk are primarily composed of cash and cash equivalents, trade and other receivables and restricted cash. The Corporation’s cash, cash equivalents and restricted cash are mostly held with reputable Canadian or Moroccan banks.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	19

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation has a high degree of customer concentration, with more than 95% of its silver and gold ore sales made to a single client. As a result, in the event that this counterparty becomes insolvent or otherwise unable to meet its payment obligations, the Corporation’s revenues and cash flows could be materially adversely affected. Given the substantial value associated with each delivery, any delay in payment or default could have a significant financial impact, and the Corporation may be required to seek alternative purchasers on less favorable terms. To mitigate such credit risk, the Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties. The Corporation does not rely on external credit ratings, as its counterparties are generally not rated; instead, it obtains and reviews available financial information, including annual audited financial statements, and maintains ongoing communication with its customers to monitor credit risk. As at March 31, 2026, none of the trade receivables were overdue by more than 30 days (2025 – $nil). In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Commodity price risk
The Corporation’s profitability is exposed to commercial risks notably those linked to the price of silver and gold. The Corporation does not have financial instruments to hedge exposures to silver and gold price fluctuations.
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Corporation. The organization has instituted a comprehensive planning and budgeting process designed to ascertain the financial resources necessary to sustain its standard operational requirements and developmental initiatives. Over the years, the Corporation generates cash flow from its financing activities.
As part of its $100,000 financing with EBRD (Note 7), the Corporation is required to maintain $16,250 in restricted cash for a Debt Service Reserve Account (“DSRA”).
The Corporation currently intends to take into account the anticipated cash flows generated from operational activities to contribute to its business commitments.
The following are the contractual maturities of financial liabilities and other liabilities, including interest payable that is included in accounts payable as at March 31, 2026:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	64,566	64,566	64,566	-	-
Long-term debt (excluding interest) (Note 7)	98,193	100,714	28,571	43,571	28,572
Balance of purchase price payable	1,600	1,600	1,600	-	-
Lease liabilities	2,051	2,309	635	543	1,131
	166,410	169,189	95,372	44,114	29,703
The following are the contractual maturities of financial and other liabilities as at December 31, 2025:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	69,407	69,407	69,407	-	-
Long-term debt (excluding interest) (Note 7)	112,177	115,000	28,571	43,571	42,858
Balance of purchase price payable	1,643	1,643	1,643	-	-
Lease liabilities	1,366	1,567	427	336	804
	184,593	187,617	100,048	43,907	43,662

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	20

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM, BGM and AGS, for which the functional currency is the Moroccan dirham and for AGS Group Services for which the functional currency is the US dollar. A portion of the transactions is denominated in United Arab Emirates dirhams.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at March 31, 2026 was $72 (December 31, 2025 - $(174)).
Balances in the table below are denominated in US dollars, the presentation currency of the Corporation:

March 31, 2026	USD	EUR	CAD	MAD	Others	Total
	$	$	$	$	$	$
Cash and cash equivalents	111,298	52	169	-	42	111,561
Restricted cash	16,250	-	-	-	-	16,250
Trade and other receivables	17,899	-	-	-	-	17,899
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(72,143)	-	-	-	-	(72,143)
Accounts payable and accrued liabilities	(2,688)	(1,018)	(164)	-	(35)	(3,905)
Balance of purchase price payable	-	-	-	(1,600)	-	(1,600)
	42,045	(966)	5	(1,600)	7	39,491

December 31, 2025	USD	EUR	CAD	MAD	Others	Total
	$	$	$	$	$	$
Cash and cash equivalents	65,408	8	-	-	-	65,416
Restricted cash	18,000	-	-	-	-	18,000
Trade and other receivables	32,504	-	-	-	-	32,504
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(86,429)	-	-	-	-	(86,429)
Accounts payable and accrued liabilities	(6,503)	(1,257)	(175)	(22)	(49)	(8,006)
Balance of purchase price payable	-	-	-	(1,643)	-	(1,643)
	(5,591)	(1,249)	(175)	(1,665)	(49)	(8,729)
The impact on net income and equity of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on March 31, 2026 would be approximately $3,949 (December 31, 2025 - $873).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	21

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16. FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at March 31, 2026 and 2025:

Financial Assets	Classification	March 31, 2026	December 31, 2025
		$	$
Cash and cash equivalents	Financial assets at amortized cost	171,670	136,322
Trade and other receivables	Financial assets at amortized cost	18,340	33,811
Deposit in trust	Financial assets at amortized cost	-	314
Restricted cash	Financial assets at amortized cost	16,410	18,162
Options contracts	Fair value through profit & loss	72	-
Equity investment	Fair value through other comprehensive income	289	-
		206,781	188,609
As at March 31, 2026, cash equivalents included in cash and cash equivalents was $3,209 (December 31, 2025 - $10,039).

Financial Liabilities	Classification	March 31, 2026	December 31, 2025
		$	$
Current portion of long-term debt (Note 7)	Financial liabilities at amortized cost	28,571	28,571
Long-term debt (Note 7)	Financial liabilities at amortized cost	69,622	83,606
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	64,566	69,407
Balance of purchase price payable	Financial liabilities at amortized cost	1,600	1,643
Options contracts	Fair value through profit & loss	-	174
		164,359	183,227
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of cash, cash equivalents, trade and other receivables, restricted cash, equity investment, options contracts, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt. Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be its fair value.
Current financial instruments that are measured at fair value consist of equity investment and options contracts.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	22

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16. FINANCIAL INSTRUMENTS (continued)
As at March 31, 2026, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	72	-	72
Equity investment	289	-	-	289
As at December 31, 2025, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(174)	-	(174)
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions.
The Corporation’s equity investment is measured at fair value, determined based on quoted market prices for the underlying security traded in an active market at the reporting date.
17. SUPPLEMENTAL CASH FLOW INFORMATION

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Trade and other receivables	14,838	(9,512)
Sales tax receivable	(3,361)	232
Income tax receivable	-	889
Inventories	(1,709)	841
Prepaid expenses and security deposits	(2,958)	440
Accounts payable and accruals	(1,494)	6,891
Income tax payable	937	333
Changes in working capital items	6,253	114
Non-cash transactions
Additions of new lease right-of-use assets	873	83
Addition of new lease liabilities	(873)	(83)
Net change in deposits to suppliers for capital expenditures	332	2,111
Capitalized asset retirement obligations	(254)	233
Change in accounts payable and accrued liabilities related to PP&E	3,488	(4,175)
Change in accounts payable and accrued liabilities related to E&E assets	(1,845)	899
Share-based compensation in PP&E additions	-	68
Share-based compensation in E&E additions	203	187

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	23

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
18. INCOME PER COMMON SHARE
Basic income per share is the net income available to common shareholders divided by the weighted average number of common shares outstanding during the period and DSUs. Diluted net income per share adjusts basic net income per share for the effects of potential dilutive common shares such as options and RSUs.
The calculations for basic and diluted income per share for the three-month periods ended March 31, 2026 and 2025 are as follows:

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Net income attributed to Aya Gold & Silver Inc. shareholders	48,329	6,930
Weighted average number of shares – basic	143,249,902	131,275,425
Impact of dilutive securities
Stock options, RSUs and PSUs	5,344,436	5,371,444
Weighted average number of shares – diluted	148,594,338	136,646,870
Income per share - basic	0.34	0.05
Income per share - diluted	0.33	0.05
Weighted average number of shares - diluted excludes the effects of 3,833,333 share purchase options as at March 31, 2026 as they were anti-dilutive (March 31, 2025 - 5,000,000 share purchase options were excluded).

19. RELATED PARTY TRANSACTIONS
During the three-month periods ended March 31, 2026 and 2025, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $259 for the three-month period ended March 31, 2026 ($216 for the three-month period ended March 31, 2025). As at March 31, 2026, $127 (December 31, 2025 - $391) was due to that company.
Remuneration of key management personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three-month periods ended March 31, 2026 and 2025 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Salaries and benefits	389	350
Management consulting and professional fees	369	303
Share-based compensation*	2,175	3,304
	2,933	3,957
* Share-based payments represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including stock options, restricted share units, performance share units and deferred share units.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	24

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
20. CONTINGENT LIABILITY
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of $7,219 in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF") from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC Agreements of approximately $1,700 and €2,800 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Request for Arbitration was filed with International Chamber of Commerce. On April 7, 2026, Aya filed its statement of defense and counterclaim, asserting a full defense against all claims advanced by DF and seeking their dismissal in their entirety, together with an order for payment of damages in the amount of $13,000.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received, in the course of the appeal procedures in Spain, as well as the subsequent claim seeking damages. Accordingly, no provision has been recognized in the consolidated financial statements as at March 31, 2026. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
"EPC Agreements" mean the multi-currency fixed price EPC contract, composed of a supply agreement and a services agreement, for a total of approximately $78,000 (based on the then applicable exchange rate between Euro, MAD and USD), between ZMSM on one part, and DF and its affiliates on the second part, for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine, entered on November 30, 2022. The EPC Agreements' price is fixed based on the USD, Euro and MAD.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2026	25